Exhibit 19
HEALTHCARE REALTY TRUST INCORPORATED
Insider Trading Policy

PURPOSE
Federal and state laws prohibit the buying, selling or other transfer of securities by persons who have material information regarding the issuer of those securities that is not generally known by or available to the public. These laws also prohibit persons with such information from disclosing it to others who then trade in the securities of the issuer to which the information relates.

The Board of Directors of Healthcare Realty Trust Incorporated (the “Company”) has adopted this policy regarding transactions in securities of the Company when directors and employees of the Company have “Material Nonpublic Information.” “Material” information generally means information that is reasonably likely to be considered by a reasonable investor as important in making an investment decision to buy, hold, or sell securities. “Nonpublic Information” is information that is not generally known by or available to the public. Each director and employee is responsible for ensuring that he or she does not violate federal or state securities laws or this Policy. The Policy has been designed to promote compliance with federal and state securities laws and to protect the Company and its directors and employees from serious liabilities and penalties that can result from the violation of these laws. This Policy should be read carefully and must be complied with fully by all directors and employees of the Company as described herein. In addition to the liabilities and penalties that can result from a violation of federal or state securities laws, a breach of this Policy could result in sanctions by the Company, including dismissal from employment with the Company.

While this Policy is designed to promote compliance with federal and state securities laws, it does not address all laws that may be applicable to a director or employee of the Company. As an example, Section 16 of the Securities Exchange Act of 1934, as amended, establishes mechanisms for a company to recover “short swing” profits realized by certain officers, directors, and significant shareholders from a purchase and sale of the Company’s securities that occur within a six-month period. It is the ultimate responsibility of the persons covered by this Policy to comply with all relevant securities laws, rules, and regulations.

POLICIES AND PROCEDURES

Trading While Aware of Material Nonpublic Information. Except to the extent permitted by the section of this policy titled “Rule 10b5-1 Trading Plans,” you may not trade in the stock or other securities of any company when you are aware of Material Nonpublic Information about that company. This policy against “insider trading” applies to trading in both (a) Company securities and (b) the securities of other companies, if you have Material Nonpublic Information with respect to that company gained through your work at the Company. Transactions that you may think are necessary or justifiable for independent reasons (such as the need to raise money for a personal emergency expenditure) are not excepted from these restrictions. The securities laws do not recognize mitigating circumstances and, in any event, even the appearance of an improper transaction must be avoided.

Tipping. You may not convey Material Nonpublic Information about a company to others or suggest that anyone purchase or sell any company’s securities while you are aware of Material Nonpublic Information about that company. This practice, known as “tipping,” violates the securities laws and can result in the same civil and criminal penalties that apply if you engage in insider trading directly, even if you do not receive any money or derive any benefit from trades made by persons to whom you passed Material Nonpublic Information. This policy against “tipping” applies to information about the Company and its securities, as well as to information about other companies. This policy does not restrict ordinary and legitimate business communications where you have a reasonable basis to expect that the other person will not trade while in possession of the information and will keep such information confidential.

Short Sales. Short sales of a security (i.e., the sale of a security that the seller does not own) by their nature reflect an expectation that the value of the security will decline. Short sales can create perverse incentives for the seller, and signal to the market a lack of confidence in the Company’s prospects. Accordingly, you are prohibited from engaging in a short sale of Company securities.

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Publicly Traded Options. A put is a right to sell a security at a specific price before a set date, and a call is a right to buy a security at a specific price before a set date. Generally, put options are purchased when a person believes the value of a security will fall, and call options are purchased when a person believes the value of a security will rise. A transaction in options is, in effect, a bet on the short-term movement of the Company’s securities, and therefore creates attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, you are prohibited from engaging in a put, call or other derivative security transaction relating to Company securities on an exchange or in any other organized market.

Hedging. A hedging transaction is the purchase of a financial instrument to or otherwise engaging in a transaction that is designed to, hedge or offset, any decrease in the market value of the Company’s equity securities that were granted to you as part of your compensation or that you hold directly or indirectly. Examples of hedging transactions include pre-paid forward contracts, equity swaps and collars. Because participating in these transactions may cause a person to no longer have the same objective as the Company’s other shareholders, no person subject to this Policy may engage in such transactions.

Pledging. Directors, employees, and their Related Entities (as defined below) are prohibited from holding Company securities in a margin account. These persons are also prohibited from pledging Company securities as collateral. Because securities held in a margin account or pledged as collateral may be sold without consent if there is a failure to meet a margin call or if there is a default on a loan, a margin or foreclosure sale may result in insider trading.

The foregoing restrictions also apply to transactions in Company securities by any of the following individuals and entities (“Related Entities”):
•Anyone who lives in the household of a director or employee of the Company;
•Any family member of a director or employee of the Company whose transactions in Company securities are directed by, or are subject to, such director’s or employee’s influence or control;
•Any corporation or other entity controlled or managed by a director or employee of the Company; and
•Trusts for which a director or employee of the Company is the trustee or with respect to which such director or employee has the ability to vote or dispose of Company securities in the trust.

Transactions not restricted by the Policy. The following transactions are not restricted by the Policy:
•The purchase, sale or holding of an interest in publicly traded mutual funds and exchange traded funds, even if such fund or funds holds or trades in Company securities, provided that such mutual funds and exchange traded funds are not company security specific.
•Transactions pursuant to valid Rule 10b5-1 trading plans in accordance with the section of this Policy titled “Rule 10b5-1 Trading Plans.”
•Grants of equity awards pursuant to the Company’s Amended and Restated 2006 Incentive Plan and any predecessor or successor plans.
•Securities converted, vested or forfeited pursuant to the terms of an employment agreement or award agreement, including securities withheld to cover tax withholding obligations.

BLACKOUT PERIODS

Directors and employees of the Company are required to comply with trading restrictions during regularly scheduled periods and event-specific periods, as covered below (“Blackout Periods”).

Quarterly Restricted Periods. Except as may be permitted by the section of this Policy titled “Rule 10b5-1 Trading Plans,” directors and employees may not trade in Company securities during the period that begins one week before the end of each fiscal quarter and ends after one full trading day following the release of quarterly or year-end earnings.

Event-Specific Restricted Periods. Except as may be permitted by the section of this Policy titled “Rule 10b5-1 Trading Plans,” trading in Company securities is never permitted if you are in possession of Material Nonpublic Information. The Company’s Legal Department may, from time to time, notify Company directors and employees that trading in Company securities will not be permitted during a specified period, which may be outside of a regularly-scheduled quarterly Blackout Period.

Exhibit 19

PRECLEARANCE PROCESS

The Company requires its directors, officers and certain other employees of the Company who are so designated from time to time and are informed of their status by an executive officer of the Company (such executive officers and designated employees (“Preclearance Persons”) to obtain preclearance approval from the Company’s Legal Department in advance of effecting any purchase, sale, gift or other trading of Company securities. The procedures for requesting preclearance approval have been or will be communicated to the Preclearance Persons. Preclearance Persons must obtain preclearance approval even if they are initiating a transaction outside of a Blackout Period. The Related Entities of Preclearance Persons also must obtain preclearance approval before purchasing, selling, gifting, or otherwise trading in Company securities.

If a transaction is precleared under the preclearance process, the transaction can only be executed within five business days after the preclearance is obtained but regardless may not be executed if a Preclearance Person acquires Material Nonpublic Information concerning the Company during that time. If a transaction is not completed within the period described above, the transaction must be precleared again before it may be executed.

If a proposed transaction is not precleared under the preclearance process, the Preclearance Person must refrain from initiating any transaction in Company securities and must not inform anyone within or outside of the Company if preclearance is refused. Transactions pursuant to a Rule 10b5-1 trading plan (discussed below) do not require preclearance at the time of the transaction, but entry into a Rule 10b5-1 trading plan requires preclearance.

RULE 10b5-1 TRADING PLANS

Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), provides for an affirmative defense against insider trading liability if a trade occurs pursuant to a pre-arranged “trading plan” that meets specified conditions. Specifically, a purchase or sale will not be deemed to be made on the basis of Material Nonpublic Information and, therefore, will not violate the insider trading laws, if the trade is made pursuant to a trading plan that complies with the conditions in Rule 10b5-1, including that the plan: (a) specifies the terms under which securities are to be purchased or sold, and (b) is not established during a Blackout Period or at a time when the person is aware of Material Nonpublic Information. A trading plan under the rule may specify the amount, price and date of purchases or sales, set forth a formula for those requirements or specify trading parameters that another person has discretion to administer. Trading plans can be established for a single trade or a series of trades; however, in no event may any employee, officer or director have more than one Rule 10b5-1 trading plan in effect at any given time, subject to certain exceptions that are permissible under Rule 10b5-1. Further, if a Rule 10b5-1 trading plan is designed to effect the purchase or sale of Company securities in a single transaction, such person may not have had another single-trade plan (Rule 10b5-1 or otherwise) during the prior 12-month period.

It is important to properly document the details of a trading plan. In addition, there are a number of additional procedural conditions to Rule 10b5-1 that must be satisfied before a person can rely on a trading plan as an affirmative defense against an insider trading charge. These requirements include, among other things, that the person establishing the plan act in good faith, that such person does not modify his or her trading instructions while aware of Material Nonpublic Information and that such person not enter into or alter a corresponding or hedging transaction or position. Because this rule is complex, the Company recommends working with a broker and fully understanding the limitations and conditions of the rule before establishing a trading plan.

Any adoption or amendment of a Rule 10b5-1 trading plan may occur only outside of a Blackout Period when the person establishing the plan is not aware of Material Nonpublic Information. No such plan can be adopted or amended during a Blackout Period. No trades under a plan may take place until the later of 90 days after the plan has been adopted or amended, or two business days after the Company has filed its Form 10-Q or Form 10-K for the quarter in which the trading plan was adopted. Any amendment or modification of a Rule 10b5-1 plan (including by canceling a trade or modifying the amount, price or timing of a purchase or sale) will be considered the adoption of a new Rule 10b5-1 plan and subject to these requirements.

All Rule 10b5-1 plans and instructions are required to be reviewed and approved by the Company’s General Counsel, with notification to the Chief Executive Officer, prior to implementing any such plan or instruction. In

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addition, any amendment or termination of a Rule 10b5-1 trading plan must be reviewed and approved in advance by the Company’s Legal General Counsel and the Chief Executive Officer notified.

TRADING BY THE COMPANY

From time to time, the Company may engage in transactions in its own securities. It is the Company’s policy to comply with all applicable securities laws and regulations (including appropriate approvals by the Board of Directors, if required) when engaging in transactions in Company securities.
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Adopted by the Board of Directors of Healthcare Realty Trust Incorporated on February 11, 2025.